U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

CAM GROUP, INC.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-12339

Nevada	57-1021913
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5900 Balcones Drive, Suite 100

Austin, TX 78731
(Full mailing address of principal executive offices)

214-876-5455

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of and for the six months ended June 30, 2024 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

CAM Group, Inc., a Nevada corporation, intends to serve the military defense, government, and commercial customers with the ability to mitigate threats, supporting national security, finance, and technology architecture. Provide Critical Infrastructure and Key Resources (CIKR), Protection Encryption and Cybersecurity; Intelligence, Surveillance, and Reconnaissance (ISR). The company aims to provide defense solutions to government and military clients worldwide.

Our Strategy

Our strategy would entail becoming a technology, systems and products provider to the U.S. and NATO Defense, National Security and commercial markets by using internally funded research to develop, relevant offerings at an affordable cost. In executing our strategy, CAMG plans to utilize proven technology, which we could modify, adopt, change, integrate and apply to address market opportunities that we identify jointly with our customers. This approach would allows us to rapidly develop and field relevant offerings, while reducing technical, schedule and financial risk. CAMG would also capitalize on affordability of its technology, which we believe would be a critical element of the successful execution of our strategy in the Aerospace, Defense and National Security industry. Additionally, whenever there is a defense/security/commercial “dual use” opportunity for our technology, products and systems, we plan to leverage the this opportunity with increased efficiencies and cost-reduction opportunity via increased quantities provided to dual or multiple markets.

Products and Services:

Based on our research and development, the we believe that our projected aerospace defense contractor business will offer a range of products and services tailored to meet the specific needs of defense organizations:

●  Defense Systems and Equipment: Support for design, development, and production of advanced defense systems, including missiles, aircraft, unmanned aerial vehicles (UAVs), and electronic warfare systems.

●  Maintenance and Upgrades: Support for comprehensive maintenance, repair, and upgrade services to ensure the operational readiness and longevity of defense equipment.

●  Consulting and Training: Consultancy services for defense strategy, technology integration, and training programs to enhance the capabilities of military personnel.

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company’s previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company’s Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Not withstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above. If we fail to overturn the judgment, the company would automatically become insolvent because it does not have the cash or assets with which to payoff the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company’s shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs’ failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company’s previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively, and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

Results of Operations

Comparison of Six Months Ended June 30, 2024 to December 31, 2023.

The following table sets forth key components of the Company’s results of operations during the six months ended June 30, 2024 and December 31, 2023.

  CAM Group, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period Ended
	June 30, 2024	December 31, 2023
Income	-
Expense
Advertising and Promotion	349
Automotive Expense	129	625
Business Licenses and Permits	850	324
Community Outreach	125	325
Insurance Expenses	114	673
Office Supplies	325	349
Postage and Delivery	349
Professional Fees
Accounting	4,300	1,075
Business Development	53,850
Investor Relations	285	563
Legal	141,304	1,875
Stock Transfer Agents	35,250	2,750
Total Professional Fees	234,989	6,263
Rent Expense	625	1,166
Telephone Expense	723	723
Training & Staff Development	399	399
Total Expense	238,279	10,846
Net Income	(238,279)	(10,846)
BASIC AND DILUTED LOSS PER SHARE:	(0.0094)	(0.0004)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	25,295,000	25,295,000

For the six months ended June 30, 2024 compared to December 31, 2023, the Company generated revenues of $0 and $0, respectively. We did not record any revenue for the period under review because we are still in the early days of implementing our business plan. We anticipate to start generating revenue after we have completed acquisition of a revenue generating business in the aerospace industry.

Cost of goods sold for the six months ended June 30, 2024 compared to December 31, 2023 was $0 and $0, respectively.

Operating expenses for the six months ended June 30, 2024 compared to December 31, 2023 were $238,279 and $10,846 respectively. The major item in our operating expenses concerns accrued legal fees for our Reg A filing preparation, filing and processes.

Net Loss for the six months ended June 30, 2024 compared to December 31, 2023 was $238,279 and $10,846 respectively. The same factor that influenced our operating expenses growth also impacted our Net Loss for the period under review.

Liquidity and Capital Resources

The following table sets forth key components of the Company’s balance sheet during the six months ended June 30, 2024 compared to December 31, 2023.

CAM Group, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$3,675	$7,250
TOTAL ASSETS	$3,675	$7,250
LIABILITIES & EQUITY
Liabilities
Current Liabilities	308,737	74,033
Total Liabilities	308,737	74,033
Stockholders' deficit:
Preferred stock, $.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as at June 30, 2024 and December 31, 2023.	5,000	5,000
Common Stock, $0.001 par value, 700,000,000 shares authorized, 25,295,000 issued and outstanding as at June 30, 2024 and December 31, 2023.	25,295	25,295
Additional Paid-in Capital	(30,295)	(30,295)
Accumulated Deficits	(305,062)	(66,783)
Total Equity	(305,062)	(66,783)
TOTAL LIABILITIES & EQUITY	$3,675	$7,250

As of June 30, 2024, we had cash and cash equivalents in the amount of $3,675. Total liabilities were $308,737 compared to $74,033 as at December 31, 2023. The entire liabilities were related to our ongoing operating losses for the period under review.

Historically, we have funded our operating losses through line of credit from one of our benefactor, Alpharidge Capital LLC. Our historical cash outflows have primarily been associated with cash used for operating activities, and other working capital needs. We intend to fund our operations through more borrowings in the coming periods, as well as from capital raised through future offerings of securities. Additionally, we have engaged vendors ad service provider to provide needed services on credit. Most of the legal services, accounting services, Transfer Agency services, and consultancy services are being provided on credit. The invoices related to those services were recorded on our financial statements and carried as liabilities.

Although our Reg A+ Offering Circular was qualified on August 07, 2024, we have not commenced the selling of the registered shares of our Common Stock. We are still making arrangements and preparations waiting for the Blue-sky applications we submitted to some of the states to be approved before we could start selling the shares.

Going Concern

The financial statements attached to this report have been prepared assuming that the company will continue as a going concern which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. For the six (6) months ended June 30, 2024, the Company has incurred a net loss of $238,279 from operations. It used cash of $238,279 on operations, and generated cash of $234,704 from financing activities. We had an accumulated deficit of $305,062 as of June 30, 2024. It is management’s opinion that these matters raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. The ability of the Company to continue as a going concern is dependent upon management’s ability to further implement its business plan and raise additional capital as needed from the sales of stock or issuance of debt. The Company will begin to raise capital through private placements of common stock and is planning an offering of common stock under Regulation A. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Critical Accounting Policies

The discussion and analysis of the Company’s financial condition and results of operations are based upon the Company’s condensed financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. In consultation with the Company’s Board of Directors, management has identified in the accompanying financial statements the accounting policies that it believes are key to an understanding of its financial statements. These are important accounting policies that require management’s most difficult, subjective judgments.

Item 2. Other Information.

None.

Item 3. Financial Statements.

CAM GROUP, INC.

FINANCIAL STATEMENTS

For the Six-Month Period Ending

June 30, 2024

UNAUDITED

(Expressed in US Dollars $)

JPX Global,Inc.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
Financial Statements

Unaudited Consolidated Balance Sheets as of June 30, 2024 and December 31, 2023	F-2

Unaudited Consolidated Statements of Operations for the Periods Ended June 30, 2024 and December 31, 2023	F-3

Unaudited Consolidated Statements of Stockholders' Deficit for the Periods Ended June 30, 2024	F-4

Unaudited Consolidated Statements of Cash Flows for the Periods Ended June 30, 2024 and December 31, 2023	F-5

Notes to Unaudited Consolidated Financial Statements for the Period Ended June 30, 2024	F-6

CAM Group, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash	$3,675	$7,250
TOTAL ASSETS	$3,675	$7,250
LIABILITIES & EQUITY
Liabilities
Current Liabilities	308,737	74,033
Total Liabilities	308,737	74,033
Stockholders' deficit:
Preferred stock, $.001 par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding as at June 30, 2024 and December 31, 2023.	5,000	5,000
Common Stock, $0.001 par value, 700,000,000 shares authorized, 25,295,000 issued and outstanding as at June 30, 2024 and December 31, 2023.	25,295	25,295
Additional Paid-in Capital	(30,295)	(30,295)
Accumulated Deficits	(305,062)	(66,783)
Total Equity	(305,062)	(66,783)
TOTAL LIABILITIES & EQUITY	$3,675	$7,250

The accompanying notes are an integral part of these financial statements.

  CAM Group, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Period Ended
	June 30, 2024	December 31, 2023
Income
Expense
Advertising and Promotion	349
Automotive Expense	129	625
Business Licenses and Permits	850	324
Community Outreach	125	325
Insurance Expenses	114	673
Office Supplies	325	349
Postage and Delivery	349
Professional Fees
Accounting	4,300	1,075
Business Development	53,850
Investor Relations	285	563
Legal	141,304	1,875
Stock Transfer Agents	35,250	2,750
Total Professional Fees	234,989	6,263
Rent Expense	625	1,166
Telephone Expense	723	723
Training & Staff Development	399	399
Total Expense	238,279	10,846
Net Income	(238,279)	(10,846)
BASIC AND DILUTED LOSS PER SHARE:	(0.0094)	(0.0004)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	25,295,000	25,295,000

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL

Balance - January 1, 2018	1,000,000	$1,000	25,295,000	25,295	$(26,295)	$—	—

Net Income(Loss) - December 31, 2018	—	—					—
Balance - December 31, 2018	1,000,000	$1,000	25,295,000	25,295	$(26,295)	$—	—
Balance - January 1, 2020	1,000,000	$1,000	25,295,000	25,295	$(26,295)	$—	—

Net Income(Loss) - December 31, 2020	—	—	—	—	—		—
Balance - December 31, 2020	1,000,000	$1,000	25,295,000	25,295	$(26,295)	$—	—
Shares Issuance	4,000,000	4,000			(4,000)		—
Balance - December 31, 2021	1,000,000	$1,000	25,295,000	25,295	$(30,295)	$—	—
Net Loss - December 31, 2022						(55,937)	(55,937)
Balance - December 31, 2022	1,000,000	$5,000	25,295,000	25,295	$(30,295)	(55,937)	(55,937)
Net Loss - December 31, 2023						(10,846)	(10,846)
Balance - December 31, 2023	1,000,000	$5,000	25,295,000	25,295	$(30,295)	(66,783)	(66,783)
Net Loss - June 30, 2024						(238,279)	(238,279)
Balance - June 30, 2024	1,000,000	$5,000	25,295,000	25,295	$(30,295)	(305,062)	(305,062))

The accompanying notes are an integral part of these financial statements.

CAM Group, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Period Ended June 30,
	June 30, 2024	December 31, 2023
Cash Flows from Operating Activities:
Net income(loss)	$(10,846)	$(10,846)
Adjustments to reconcile net income(loss) to net cash	—	—
used in operating activities	—	—
Depreciation and amortization	—	—
Loss on disposed fixed assets	—	—
Changes in operating assets and liabilities	—	—
Net Cash Used In Operating Activities	(10,846)	(10,846)
Cash Flows from Investing Activities:	—	—
Purchases of property and equipment	—	—
Acquisition of assets	—	—
Net Cash Provided By Investing Activities	—	—
Cash Flows from Financing Activities:
Proceeds from issuance of common stock	—	—
Proceeds from issuance of warrants	—	—
Proceeds from issuance of beneficial conversion feature	—	—
Proceeds from issuance of long-term debt	—	—
Proceeds from note payable	10,846	10,846
Net Cash Provided By Financing Activities	10,846	10,846
Foreign Currency Translation
Net Change in Cash	0	0
Cash and Cash Equivalents - Beginning of Year	7,250	7,250
Cash and Cash Equivalents - End of Year	$7,250	$7,250

The accompanying notes are an integral part of these financial statements.

CAM GROUP, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2024

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

CAM Group, Inc. (the “Company”, “we”, “us” or “our”), a Nevada corporation, has a fiscal year end of December 31 and is listed on the OTC Pink Markets under the trading symbol CAMG.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act. On June 4, 2021, a shareholder filed a petition for custodianship, with the District Court, Clark County, Nevada and was appointed as the custodian of the Company on June 29, 2021. The Company’s Nevada charter was reinstated on June 28, 2021, and all required reports were filed with the State of Nevada soon after. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The custodian was not able to recover any of the Company’s accounting records from previous management but was able to get the shareholder information hence the Company’s outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for the period ended December 31, 2023.

CAM Group, Inc., formerly known as “RT Technologies, Inc.”, was originally incorporated as Savannah River Technologies, Inc. under the laws of the State of South Carolina on March 2, 1995. On July 20, 2007, the Company formed a corporation pursuant to the laws of the State of Nevada. On August 11, 2007, the stockholders of the Company approved a change of corporate domicile which resulted in the dissolution of the South Carolina Corporation and the Company became domiciled in the State of Nevada. On September 13, 2012, the Company changed its name to CAM Group Inc. (“CAMG”) to more accurately reflect its business after a stock exchange transaction set forth below.

The company previously had business dealings with several Chinese businesses prior to abandoning its businesses, operations and subsidiaries by 2015 (“Abandonment”). Prior to the abandonment, on April 17, 2012, CAMG acquired in an all-stock transaction, China Agriculture Media Group Co., Ltd, which was incorporated on March 30, 2011 under the laws of Hong Kong. During the same period, CAMG also established CAM Hebei as a China-based domestic enterprise and wholly owned subsidiary. Furthermore, prior to the abandonment, CAMG tried unsuccessfully, to build its core business in advertising, wholesale and retail sales and is analyzing new market opportunities that would allow management to strategically expand into additional profitable and synergistic markets.

By 2015, the Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. By August 18, 2015, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act. After their March 31, 2015 quarterly reports, filed on May 20, 2015, the Company stopped all forms of making public report of its operation and financial results. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2015 to 2021 which resulted in its Nevada charter being revoked.

Following the abandonment, the company lost all of its assets and subsidiaries including those assets and subsidiaries located in China and Hong Kong, PRC. As of the date of the custodianship petition filing, the company had no assets and no existing subsidiary.

On May 17, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On June 4, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled “In the Matter of CAM Group, Inc., a Nevada corporation” under case number A-21-835793-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to GET prior management to reinstate the Company’s Nevada charter, which had been revoked.

On June 04, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the “Order”), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the “Custodian”) has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 28, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company’s sole officer, secretary, treasurer and director.

On June 29, 2021 the Custodian sold to itself, four (4) million shares of the Preferred Stock, at par value of $0.001, in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent’s balance. The Series A Preferred Stock has 80% voting rights over all classes of stock. Alpharidge Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

The purchaser of four (4) million shares of Series A Preferred Stock has control of the Company through super voting rights over all classes of the Company’s common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 29, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company’s charter and appointed a new Resident Agent in Nevada. The Company remains active as of the date of this report and is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On March 22, 2022, Alpharidge Capital, LLC., the holder four (4) million shares of Series A Preferred Stock of the Company entered into an agreement to sell the shares to Mr. Rafael Pinedo. Mr. Pinedo operates an amalgamated Defense and Aerospace operations/assets with the business headquartered at 5900 Balcones Drive, Suite 100, Austin, TX 78731, Texas. Mr. Pinedo was appointed the Company’s President and CEO. As part of his future plan for the company, Mr. Pinedo envisaged making multiple major acquisitions in the United States. Additionally, he also plans to make smaller and minor acquisitions from NATO countries to give the company some global reach within the NATO defense spectrum. One of the minor potential future acquisition identified by Mr. Pinedo is Technomeca Aerospace, Inc. An Austin Texas company with a subsidiary operation in Spain located at Mendelu Kalea, 53, 20300 Hondarribia, Gipuzkoa, Spain.

Although the company is optimistic that it could acquire Technomeca Aerospace, Inc. As one of its subsidiaries, there is no guarantee that the acquisition will go through. The company has not entered into a binding acquisition agreement or a binding letter of intent with Technomeca Aerospace, Inc.

On August 16, 2022, the Company was informed about a court order against the Company emanating from litigation actions of the Company’s previous management. The court order created a $2,202,702.75 liability against the Company. While the court order has been appealed promptly, and the Company’s Attorney believes the award would be overturned, the Company expresses no assurance or guarantee that the liability would be overturn at the appeal.

The appeal was filed on March 03, 2023, at the Nevada Supreme Court No. 85378, by the Law Offices of Gordinier Kang & Kim, LLP and Lemons, Grundy & Eisenberg. Not withstanding the assurances of the attorneys about the appeal, we could lose the appeal and still be subject to the judgment liability identified above.

If we fail to overturn the judgment, the company would automatically become insolvent because it does not have the cash or assets with which to payoff the liability.

The judgment was issued by the District Court of Clark County, Nevada.

The plaintiffs in the litigation that resulted in judgment against the company were two of the company’s shareholders. Even though it was a derivative action, the company had no current or prior relationship with the plaintiffs other than that they are shareholders of the company. They were acting independent of the company.

The initial suit was a derivative action brought by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff, against the defendants who were previously senior management of CAM Group. Somewhere between discovery and the court date, defendant had offered a settlement which was rejected by the plaintiffs.

The counter-claim by defendants was for Attorney fees and other cost as a consequence of the plaintiffs’ failure to obtain a more favorable outcome than the settlement previously offered to the plaintiffs by the defendants.

The judgment from the District Court of Clark County, Nevada was related to a derivative action by Capital Advisor. LLC, a Utah limited liability company and Danzig, Ltd., a North Carolina corporation, individually and derivatively on behalf of nominal defendant CAM Group as plaintiff. The derivative action was against two of the company’s previous management namely Wei Xuan Luo and Wei Heng Cai as defendants. However, the judgment awarded Attorney Fees and Cost to the Defendants against the plaintiff. The court found that plaintiff had previously rejected defendant valid offers in the amount of $300,000 and $30,000 respectively, and pursued the litigation. Court found that the rejection of the offer without obtaining a more favorable judgement entitled the offeror of post-offer cost and expenses recovery from the offeree under NRCP 68(f).

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”). Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company’s financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 (“SFAS 52”), “Foreign Currency Translation”. The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders’ equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2022 and 2021, respectively, there was $0.00 of unrecognized expense related to non- vested stock-based compensation arrangements granted. There have been no options granted during the three months Ended June 30 2023 and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit as of June 30, 2024 and December 31, 2023, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at June 30, 2024 and December 31, 2023. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity’s risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital (“APIC”), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard imposed by accounting standards to allow recognition of such an asset.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

Alpharidge Cap LLC	$74,033
Ambrose Egbuonu & Group	$53,850
Capital Markets & Securities Law Group	$141,304
Goldstein Franklin, Inc	$4,300

NOTE 6 – ALL NOTES PAYABLE

Alpharidge Cap LLC	$74,033
Ambrose Egbuonu & Group	$53,850
Capital Markets & Securities Law Group	$141,304
Clear Trust, LLC	$35,250
Goldstein Franklin, Inc	$4,300

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company’s operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

Legal and other matters

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company’s Stock Transfer Agents. The Company’s attorneys are reviewing the garnishment order to ascertain its implication to the company’s financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAM GROUP, INC.

By:	/s/ Ambrose O Egbuonu
Ambrose O Egbuonu
Chairman
September 3, 2024

CAM GROUP, INC.

By:	/s/ Ambrose O Egbuonu
Ambrose O Egbuonu
Chairman
September 3, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the date indicated.

By:	/s/ Ambrose O Egbuonu
Ambrose O Egbuonu
Chairman
September 3, 2024